FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

The Securities Exchange Act of 1934

For the month of July, 2004

Commission File Number: 0-30324

Radware Ltd.

 (Translation of Registrant’s Name into English)

22 Raoul Wallenberg Street, Tel Aviv 69710, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X          Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of Radware Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Press Release: RADWARE LTD.  ANNOUNCES RECORD RESULTS, Dated July 26, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADWARE LTD.

Date: July 26, 2004

By: /s/ Meir Moshe

Meir Moshe

Chief Financial Officer

EXHIBIT INDEX

Exhibit Number

Description of Exhibit

10.1

Press Release: RADWARE LTD.  ANNOUNCES RECORD RESULTS, Dated July 26, 2004.

EXHIBIT 10.1

Contact:

Meir Moshe, Chief Financial Officer, Radware Ltd.

011-972-3766-8610

Dennis S. Dobson, for Radware Ltd.

(203) 255-7902

RADWARE LTD.  ANNOUNCES RECORD RESULTS

* Record Quarterly revenues of $16.3 million

* Record Quarterly profit of $3.0 million or $0.16 per diluted share

Tel Aviv, Israel, July 26, 2004 — Radware (Nasdaq: RDWR), the leader in Intelligent Application Switching (IAS), ensuring the availability, performance and security of networked applications across the enterprise, today reported its eleventh consecutive quarter of growth in revenues with record revenues of $16.3 million for the second quarter of 2004, an increase of 24% compared with revenues of $13.2 million for the second quarter of 2003, and a sequential increase of 5% vs. $15.5 million revenues for the first quarter of 2004.

Net profit for the second quarter of 2004 was $3.0 million, an increase of more than 150% compared with net profit of $1.2 million in the second quarter of 2003 and a sequential increase of 10% vs. net profit of $2.8 million in the first quarter of 2004.

Diluted net earnings per share for the second quarter of 2004 were $0.16, compared to $0.07 in the second quarter of 2003 or $0.14 in the first quarter of 2004.

The Company continued to maintain a positive operational cash flow, and in the first quarter of 2004 generated cash in the amount of $1.7 million, leading it to a balance of $145.2 million in cash, short-term and long-term bank deposits and marketable securities.

“We are pleased with the continuous traction that we are seeing with our integrated solutions,” said Roy Zisapel, President and CEO, Radware. “Our architecture is the first and only to address a full range of customer environments and throughput requirements, ensuring the availability, performance and security of their enterprise applications.”

During the quarter ended June 30, 2004, Radware released the following significant announcements:

•

CHIP Xonio Online Deploys New IT Infrastructure with Radware's Intelligent Application Switches

•

Radware Names David Hubbard as President – Americas

•

Radware Shares to be Listed on Tel Aviv Stock Exchange in Addition to NASDAQ Listing

•

Radware Delivers a New Breed of Transaction Accelerator with CertainT 100

•

Radware Awarded US Patent for its Technology for Load Balancing Based On Network Proximity

Company management will host a quarterly investor conference call at 8:45 AM EDT on July 26, 2004. The call will focus on financial results for the quarter ended June 30, 2004, and certain other matters related to the Company’s business.

The conference call will be webcast on July 26, 2004 at 8:45 AM (EDT in the “listen only” mode via the Internet at:

http://www.radware.com/content/company/investorrelations/default.asp

About Radware

Radware (NASDAQ:RDWR) is the Global Leader in Intelligent Application Switching, enabling the complete security, maximum performance and full availability of all mission critical networked applications while dramatically cutting operating and scaling costs.

Radware’s integrated Application Security, Application Infrastructure and End-to-End Connectivity solutions are deployed by over 2,500 enterprises and carriers worldwide. Radware offers the broadest product line in the industry, meeting application needs at every critical point across the network, including Web and Application Servers, Firewalls, VPNs, ISP links, Anti-Virus Gateways and Cache.

Learn more on how Radware Intelligent Application Switching Solutions can enable the security, performance and availability of mission critical applications at www.radware.com.

###

This press release contains forward-looking statements.  Such statements involve various risks that may cause actual results to differ materially.  These risks and uncertainties include, but are not limited to: market demand for the Company’s products, successful implementation of the Company’s products, economic and competitive factors, international market conditions, technological developments, the ability to finance operations and other factors which are detailed in the Company’s SEC filings.

Condensed Consolidated Balance Sheets
(U.S. Dollars in Thousands)
	December 31, 2003	June 30, 2004
	(Audited)	(Unaudited)
Current assets
Cash and cash equivalents	31,771	19,712
Short-term bank deposits	-	63,513
Short-term marketable securities	31,111	22,629
Trade receivables, net	9,690	11,876
Other receivables and prepaid expenses	1,089	1,364
Inventories	2,998	3,243
	76,659	122,337
Long-term investments
Long-term bank deposits	72,017	9,694
Long-term marketable securities	4,122	29,652
Severance pay funds	1,435	1,607
	77,574	40,953

Property and equipment, net	3,479	3,607
Other assets, net	402	713
Total assets	158,114	167,610

Current liabilities
Trade payables	4,285	3,372
Deferred revenues, other payables and accrued expenses	11,897	13,932
	16,182	17,304

Accrued severance pay	1,625	1,893
Minority interest	61	-
Total liabilities	17,868	19,197

Shareholders’ equity
Share capital	439	448
Additional paid-in capital	138,552	140,910
Accumulated other comprehensive loss	(38)	(46)
Retained earnings	1,293	7,101
Total shareholders’ equity	140,246	148,413
Total liabilities and shareholders' equity	158,114	167,610

Condensed Consolidated Statements Of Operations
(U.S. Dollars In thousands, except share and per share data)
	For the Three months ended June 30, 2003	For the Three months ended June 30, 2004	For the Six months ended June 30, 2003	For the Six months ended June 30, 2004
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues	13,172	16,298	25,761	31,820
Cost of revenues	2,365	2,899	4,631	5,659
Gross profit	10,807	13,399	21,130	26,161
Research and development	2,093	2,467	4,042	4,804
Sales and marketing	7,358	7,805	14,905	15,507
General and administrative	1,053	1,038	2,060	2,058
Total operating expenses	10,504	11,310	21,007	22,369
Operating income	303	2,089	123	3,792
Financial income, net	918	1,023	1,913	2,075
Income before taxes on income	1,221	3,112	2,036	5,867
Taxes on income	-	93	-	93
Income after taxes on income	1,221	3,019	2,036	5,774
Minority interest in losses (earnings) of a subsidiary	(20)	23	(34)	34
Net income	1,201	3,042	2,002	5,808

Basic net earnings per share	$ 0.07	$ 0.17	$ __ 0.12	$ 0.33
Weighted average number of shares used to compute basic net earnings per share	17,074,974	17,928,570	17,050,539	17,841,039

Diluted net earnings per share	$ 0.07	$ 0.16	$ 0.11	$ 0.29
Weighted average number of shares used to compute diluted net earnings per share	18,235,990	19,580,950	17,803,378	19,826,355